SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Advent Software, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

007974108
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007974108	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,792,279 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,792,279 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,279 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.4% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 51,558,416 shares of Common Stock of the Issuer outstanding as of July 31, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 15, 2014.

CUSIP No. 007974108	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,792,279 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,792,279 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,279 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.4% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 51,558,416 shares of Common Stock of the Issuer outstanding as of July 31, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 15, 2014.

CUSIP No. 007974108	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,792,279 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,792,279 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,279 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.4% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 51,558,416 shares of Common Stock of the Issuer outstanding as of July 31, 2014 as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 15, 2014.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 10, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following after the first paragraph:

“August 2014 Offering

On August 13, 2014, April Holdings, in its capacity as selling stockholder, entered into an underwriting agreement (the “August 2014 Underwriting Agreement”) with the Issuer and UBS Securities LLC (the “August 2014 Underwriter”) providing for the offer and sale by April Holdings, and the purchase by the August 2014 Underwriter, of 3,500,000 shares of Common Stock of the Issuer at a purchase price of $31.17 per share (the “August 2014 Offering”).

The August 2014 Offering closed on August 19, 2014.

Lock-Up Agreement

April Holdings agreed with the August 2014 Underwriter pursuant to a lock-up agreement (the “August 2014 Lock-Up Agreement”), for a period beginning on the date of the August 2014 Lock-Up Agreement and continuing for 60 days after the date of the Prospectus Supplement relating to the August 2014 Offering, not to, without the prior written consent of the August 2014 Underwriter and subject to certain exceptions, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Issuer, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock of the Issuer or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock of the Issuer or any security convertible into or exercisable or exchangeable for Common Stock of the Issuer.

References to and descriptions of the August 2014 Underwriting Agreement and August 2014 Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the August 2014 Underwriting Agreement and the form of August 2014 Lock-Up Agreement, which have been filed as Exhibits 3 and 4, respectively, and are incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are 51,558,416 shares of Common Stock of the Issuer outstanding as of July 31, 2014, which figure is based on information set forth in the Prospectus Supplement filed by the Issuer with the Commission on August 15, 2014.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 3,792,279 shares of Common Stock of the Issuer, which constitute approximately 7.4% of the outstanding Common Stock of the Issuer.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Page 5 of 9 Pages

This Amendment amends and restates the last paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Except as described elsewhere herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“3.	Underwriting Agreement by and between April Holdings and the Underwriter, dated August 13, 2014 (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by the Issuer on August 15, 2014).
4.	Form of Lock-Up Agreement by and between April Holdings and the Underwriter (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form 8-K filed by the Issuer on August 15, 2014).”

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2014

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 7 of 9 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Clive Bode	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer
Page 8 of 9 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Stock Purchase Agreement, dated as of April 10, 2013, by and among TPG VI April Holdings, LP, SPO Partners II, L.P., San Francisco Partners, L.P., and Phoebe Snow Foundation Inc. (previously filed with the Commission as Exhibit B to Amendment No. 17 to Schedule 13D filed by SPO Partners & Co. on April 11, 2013).
3.	Underwriting Agreement by and between April Holdings and the Underwriter, dated August 13, 2014 (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by the Issuer on August 15, 2014).
4.	Form of Lock-Up Agreement by and between April Holdings and the Underwriter(previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form 8-K filed by the Issuer on August 15, 2014).

Page 9 of 9 Pages